UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 19, 2007

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 350, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F [	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

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82 - ☐

Great Panther Resources Limited Suite350, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

September 19, 2007	For Immediate Release

NEWS RELEASE

GREAT PANTHER COMMENCES DEEP DRILLING PROGRAM AT GUANAJUATO;

PROVIDES PRODUCTION UPDATE FOR BOTH MINES

GREAT PANTHER RESOURCES LIMITED (TSX:GPR) is pleased to announce that a deep underground drilling program has commenced at its 100% owned Guanajuato Mine in central Mexico. The program is designed to twin, then fill in between, diamond drill holes completed in the 1980’s and 1990’s by the previous owners that indicated the continuation of silver-gold mineralization for approximately 200 metres below the existing mine workings.

Intercepts reported from this historic drilling included 863 g/t Ag and 4.33 g/t Au over 3.30 metres, 347 g/t Ag and 1.69 g/t Au over 3.05 metres, 377 g/t Ag and 20.0 g/t Au over 0.40 metres and 141 g/t Ag and 7.4 g/t Au over 0.60 metres. As both the drill core and drill logs for these holes are incomplete and assay certificates were not kept at the time, the results cannot be used for NI 43-101 purposes and cannot be relied upon. This has been one of the major limiting factors in why the Company has not been able to produce a new NI 43-101 compliant resource for the Guanajuato Mine. Similarly, most of Great Panther’s surface drilling cannot be used for this purpose due to the inability of an independent engineer to validate the location of the boundaries of old mine workings around the holes. This limits the ability to calculate volumes, and therefore tonnages, of mineralized rock. New, deep holes will have no such limitations and can then be used to calculate a new NI 43-101 compliant resource.

At present, six drill stations have been prepared on the 345 level (345 metres below surface) just southeast of the Cata shaft. As several holes can be drilled from each station, 30 core holes are currently planned, representing 7,000 metres. The full 4.2 kilometre strike length of the Guanajuato orebody is open to depth and previous drilling indicates significant potential to expand the mine below the existing workings. As additional drill stations have yet to be prepared elsewhere in the mine, it is anticipated that this will be an ongoing program and the Company hopes to add a second drill once the underground infrastructure is in place to support it.

On the production side, refurbishing of the Guanajuato plant is continuing. The third ball mill is now operational and the crushing circuit has been modified to produce smaller, more consistently sized ore to the ball mills. The flotation circuit is undergoing minor modifications and column cells are being considered for installation in order to improve recoveries. Improvements are also being made to the thickeners and disk filters. Throughput at the plant is averaging approximately 700 tonnes per day (tpd), although it has been tested at a rate exceeding 900 tpd. As the plant last operated at its rated capacity of 1,200 tpd in 1991, each new increase in throughput tests the limits of the aging equipment, usually requiring the replacement of some components.

In the mine, development in the Guanajuatito area is continuing with the production of higher grade material but the development of higher grade stopes at deeper levels of the Rayas and Cata Mines has been slower than planned. As such, the overall head grades are continuing to average approximately 165 g/t silver equivalent (Ag Eq). In the short term, the Company is expecting head grades to improve as production increases from the Cata and Rayas stopes.

The Guanajuato Mine has seen steady quarter-over-quarter increases in output since Great Panther commenced production in June 2006. The slower than anticipated development, however, has caused management to revise its production forecast for the mine to approximately 845,000 Ag Eq Oz for 2007.

At the Company’s 100% owned Topia Silver-Lead-Zinc Mine in Durango, the third ball mill is now operational, with a capacity of 200-225 tpd. Operating this larger mill instead of the two smaller ones will result in immediate cost savings. The operation of all three mills at once will ultimately require a new substation and a boost in electrical supply from the Federal Electrical Commission, both of which are currently being negotiated. In the mine itself, recently encountered narrow vein widths have resulted in a slight increase in dilution and an overall decrease in tonnage such that throughput at the plant is approximately 170 tpd with a head grade in the range of 600-650 g/t Ag Eq. While this is still a respectable grade, the Company aims to get back to the 800-850 g/t range by year end.

Under current circumstances, the production guidance for Topia for 2007 has been revised to approximately 675,000 Ag Eq Oz. The combined total production for the Company for 2007 is now estimated to be approximately 1,520,000 Ag Eq Oz (metal prices of US$600/oz for Au, US$12/oz for Ag, US$0.60/lb for Pb and US$1.50/lb for Zn were used in the conversion to Ag Eq Oz). While the ramp up at both mines has been slower than anticipated, management is nonetheless pleased with the steady increase in production and the potential for continued growth through exploration and development.

At the Guanajuato Mine, a new state-of-the-art assay laboratory has been constructed on site and is now operational. Built and operated under contract by SGS Labs, the facility is considered to be independent of the Company and all assay results will qualify for NI 43-101 reporting purposes. The lab has a design capacity of approximately 180 samples per day and, once at this rate, should have the ability to process all samples from the Guanajuato mine and mill as well as all of Great Panther’s exploration samples. Turn around time for the mine samples is less than 24 hours while exploration samples can be processed in 48-72 hours. It is expected that the lab will pay for itself within a year and ongoing unit costs are anticipated to be substantially less than commercial rates, resulting in a significant saving for the Company. In addition, the new lab is environmentally friendly in that a bank of dust collectors filters all air coming off of the crushing and grinding equipment and all acids used in the sample digestion process are neutralized, with the resulting water being recycled into the plant.

The underground drilling program at Guanajuato is being conducted by Canrock Drilling of San Luis Potosi, Mexico. Robert F. Brown, P.Eng. and Vice-President of Exploration for Great Panther and its wholly owned subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the drilling at the Guanajuato Mine under the meaning of NI 43-101 and has reviewed this news release.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Executive Chairman

Date: September 19, 2007